May 16, 2005	Christopher J. Austin (415) 315-6303 caustin@ropesgray.com

VIA OVERNIGHT COURIER AND EDGAR

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Attention: David Ritenour, Special Counsel

Re:	Lumera Corporation (File No. 333-123973)

Dear Mr. Ritenour:

On behalf of Lumera Corporation (the “Company”), I am writing to respond to the staff’s comments in your letter to Thomas D. Mino’s attention dated April 28, 2005 (the “Comment Letter”) relating to the Form S-1 registration statement (the “Registration Statement”) filed by the Company on April 8, 2005.

Set forth below are responses to the specific comments made in the Comment Letter.

General

1.	Comment: We note that you are purporting to register for resale 1,750,000 shares of your common stock currently owned by Microvision that may be distributed to holders of Microvision’s outstanding senior secured exchangeable convertible notes. We also note that Microvision currently beneficially owns shares of your common stock representing approximately 33% of your outstanding shares, and that all of those shares (including the 1,750,000 shares) are being registered for resale on Microvision’s behalf. Please supplementally explain why Microvision is not acting as an underwriter within the meaning of Section 2(a)(11) of the Securities Act in connection with the offering of those shares to the public, such that the purported secondary offering of those shares should be instead viewed as primary offering by Lumera with Microvision identified as a statutory underwriter.

Response: Section 2(a)(11) of the Securities Act defines “underwriter” as “any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking.” Section 2 (a)(11) defines issuers to include affiliates for purposes of the underwriter definition: “As used in this paragraph the term ‘issuer’ shall include, in addition to an issuer, any person directly or indirectly

United States Securities and Exchange Commission

Attention: David Ritenour

- 2 -	May 16, 2005

controlling or controlled by the issuer, or any person under direct or indirect common control with the issuer.”

The staff’s positions in the Manual of Publicly Available Telephone Interpretations consider secondary offerings by affiliates of the issuer. Telephone Interpretation 20 of Section H states the issue as follows:

“A number of persons have asked whether Form S-3 is available for secondary offerings to be made by affiliates of the issuer. The concern was that because the seller was an affiliate, the Division staff might consider the secondary offering a sale on behalf of the issuer and, in reality, a primary offering requiring the affiliate-registrant to meet the more stringent Form S-3 standards applicable to primary offerings by issuers.”

The staff has concluded that whether a secondary offering by an affiliate is a genuine secondary is a question of fact. In Telephone Interpretation 38 of Section D, the staff states that affiliates of issuers are not necessarily treated as being the alter ego of issuers, and that under appropriate circumstances affiliates may make offerings which are deemed to be genuine secondary offerings. In Telephone Interpretation 20 of Section H, the staff states that secondary sales may be made by an affiliate under Form S-3 General Instruction I.B.3, even where an affiliate owns more than 50% of the issuer’s securities, unless the facts clearly indicate that the affiliate is acting as an underwriter on behalf of the issuer. While Lumera is not currently an S-3 eligible filer, the affiliate analysis is equally applicable in this situation.

The staff has indicated that it is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. The staff has issued guidance in Telephone Interpretation 29 of Section D that when analyzing the question of whether an offering styled as secondary offering is actually on behalf of the issuer, consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, whether the sellers are in the business of underwriting securities, and whether under all the circumstances it appears that the seller is acting as a conduit for the issuer. The Company believes that the following facts demonstrate that Microvision is neither the alter ego of the Company nor is it acting as an underwriter for an offering by the Company:

•	The Company’s shares held by Microvision have come to rest. Microvision has held its shares of the Company’s common stock for extended periods ranging from over 5 years to almost two years. Microvision has held approximately 87% of its shares for over five years, an additional 5% for over four years, and the remainder since August 2003. Microvision has not advanced any money to Lumera at least since August 2003.

United States Securities and Exchange Commission

Attention: David Ritenour

- 3 -	May 16, 2005

•	The Company was initially established as a subsidiary of Microvision in 2000 to pursue a line of business separate from Microvision’s core business. From the beginning, it was Microvision’s strategy to develop the Company as an independent business. Since 2000, Microvision’s ownership interest has been reduced by the Company through multiple private placements of its equity securities to independent third parties, in some of which Microvision also purchased securities. Microvision purchased all of its shares of the Company’s common stock prior to the Company’s initial public offering in July 2004.

•	Like the other purchasers in the private placements, each time Microvision purchased Company securities it made customary representations as to investment intent and agreed to transfer restrictions and legending of certificates.

•	Despite its 33% ownership position in the Company, the Company believes that Microvision does not, in fact, directly or indirectly control the Company. Microvision has not had for several years any legal rights to control of the Company. As a matter of practice, Microvision does not informally participate in the control of the Company. While the Company has two board members (out of six) who are Microvision board members (including Microvision’s CEO), Microvision has no contractual right to appoint any member of the Company’s board of directors. It was the Company’s board that requested these two Microvision directors continue their service on the Company’s board at the time of the Company’s IPO based on their individual contributions, and Microvision has not expressed any desire to Lumera to have these two individuals continue as directors of the Company. Even if Microvision’s ownership position were deemed to give it the power to control the Company, the above facts demonstrate that Microvision is not, in any event, an alter ego of the Company.

•	The Company and Microvision are engaged in completely separate and distinct lines of business.

•	The Company operates as a fully separate entity from Microvision. The Company and Microvision have totally separate operations, employees and officers. While Microvision in the past provided certain administrative services to the Company, it provided those services at third party rates. Microvision no longer provides any services to the Company.

•	Microvision is not in the business of underwriting sales of securities by others or buying and selling securities.

United States Securities and Exchange Commission

Attention: David Ritenour

- 4 -	May 16, 2005

The Company wishes to point out that the secondary offering at issue is not an offering by Microvision of the Company’s common stock. It is rather an offering by independent third parties of the Company’s common stock acquired from Microvision. To reach the conclusion that Microvision is an underwriter of the Company’s securities sold by the holders of Microvision’s outstanding senior secured exchangeable convertible notes (the “Convertible Notes”) would require a conclusion that both the sale by Microvision of the Convertible Notes and the subsequent sale by the Convertible Note holders were made on behalf of the Company. Although the staff has indicated that the question of whether an offering styled a secondary one is really on behalf of the issuer is not merely a question of who receives the proceeds, the Company notes that neither the Company nor Microvision will receive any proceeds from the sale of the Company’s shares by the holders of the Convertible Notes under the Company’s registration statement on Form S-1. The Convertible Note holders are independent third parties and are not affiliates of the Company or of Microvision. (The Form S-1 already discloses under “Plan of Distribution” that the Convertible Note holders may be deemed to be underwriters within the meaning of the Securities Act.) The Convertible Notes originally issued by Microvision are not being registered for resale and can only be transferred in transactions exempt from the registration requirements of the Securities Act. Microvision has advised Lumera that the Convertible Notes were issued in transactions exempt from the registration requirements of the Securities Act. Any transfer of the Company shares held by Microvision to the Convertible Note holders is also required to be in a transaction exempt from the registration requirements under the Securities Act.

The staff has indicated that another factor it believes should be taken into consideration when determining whether an offering is truly a secondary offering is the amount of shares involved. As filed, the Company’s Form S-1 would permit Microvision to resell up to all of its shares of the Company’s common stock, currently 33.47% of the outstanding common stock, and would permit holders of the Convertible Notes to resell, in the aggregate, up to 10.56% of the Company’s outstanding common stock. If it would assist the staff in reaching the conclusion that Microvision is not acting as an underwriter with respect to the proposed offering, the Company would amend its registration statement to limit the shares available for resale under the Registration Statement to those issuable to holders of Microvision’s Convertible Notes.

Applying the staff’s past guidance to these facts, the Company believes that the relationship between Microvision and the Company and the facts and circumstances of this proposed offering as described above clearly lead to a conclusion that the proposed resale of Company common stock by the Convertible Note holders is a valid secondary offering and that Microvision is not an underwriter with respect to the shares being offered for resale for the account of the Convertible Note investors.

United States Securities and Exchange Commission

Attention: David Ritenour

- 5 -	May 16, 2005

2.	Comment: If you do believe that this offering is properly viewed as a primary offering, please supplementally address the following:

•	Why it is appropriate to register the completion of the offering of the 1,750,000 shares that may be distributed to holders of Microvision’s outstanding notes given that a private offering of those shares to the holders of the Microvision notes appears to have been commenced prior to the filing of this registration statement.

•	Why the registration of that offering on Form S-1 by Lumera is in compliance with Rule 415(a)(1) of the Securities Act; and

•	How that offering will be conducted in compliance with Rule 415(a)(4) of the Securities Act.

Response: We do not believe that the offering is properly viewed as a primary offering and therefore believe that the questions posed by Comment #2 are inapplicable.

3.	Comment: If you do not believe that this offering is properly viewed as a primary offering, please supplementally address the following:

•	What exemption from registration under the Securities Act is or will be available for the transfer of the 1,750,000 Lumera shares currently held by Microvision from Microvision to the holders of the Microvision notes; and

•	Given that the holders of the Microvision notes have the right to make ongoing elections to convert their notes into up to 1,750,000 shares of your common stock currently held by Microvision or into newly issued shares of Microvision common stock, why the registration of the resale of those 1,750,000 shares at this time is consistent with our guidance regarding PIPE transactions set forth in paragraph (b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to our Manual of Publicly Available Telephone Interpretations.

Response to first bulleted question: As discussed above, the initial sales by Lumera to Microvision of the shares of preferred stock that were converted into the shares of Lumera common stock being registered in this offering were valid private placements under Section 4(2) of the Securities Act. As a result, the proper analysis is whether the subsequent transfer of the shares of Lumera common stock from Microvision to the Convertible Note holders will be exempt from the registration requirements of the Securities Act.

The potential transfer of the 1,750,000 shares of Company common stock, currently held by Microvision, from Microvision to the holders of the Convertible Notes will be exempt

United States Securities and Exchange Commission

Attention: David Ritenour

- 6 -	May 16, 2005

from registration under Section 4(1) of the Securities Act, which exempts offers and sales of securities from the registration requirements of the 1933 Act except those offers and sales made by an “issuer, underwriter, or dealer.” Microvision is neither the issuer nor a dealer in securities and, as we have discussed above, it is not an underwriter of these shares. In analyzing again why Microvision is not an underwriter, and therefore that this is a valid private placement under Section 4(1), not only is it relevant how and when Microvision came to own and hold the securities, but also how it transfers them. It is well established that an analysis of whether there is a valid private resale may include a review of the factors normally considered in determining whether an issuer has made a valid private placement under Section 4(2). This is the so-called “4(1½)” exemption. See, for instance, the 1979 report to the Committee on Federal Regulation of Securities from the Study Group on Section 4(1½) published at 34 Bus. Law 1961 (1979).

The documents governing the transfer of the Company’s shares by Microvision under the Convertible Notes contain all of the required elements necessary to qualify the sale as a private placement. Microvision has advised the Company that the offering of the Convertible Notes did not, and the transfer of the Company’s shares on exchange will not, involve any general solicitation. The agreement pursuant to which Microvision issued the Convertible Notes requires the Convertible Note holders, at the time they elect to receive the Company’s common stock, to provide Microvision with customary representations regarding their investment intent, sophistication and related matters and provides for transfer restrictions and legended securities absent an exemption from registration.

Response to second bulleted question: The Company respectfully notes that the Convertible Notes, to the extent exchanged for the Company’s common stock, were not actually issued in a PIPE transaction with respect to the Company. The Company will not receive any of the proceeds of the transaction and has not, and will not, issue any of its securities as a result of the issuance by Microvision of the Convertible Notes or the exercise of any exchange rights thereunder. However, analogizing to a PIPE transaction and the guidance provided by Telephone Interpretation 3S under the Securities Act Section of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations, the registration of the shares of the Company’s common stock for resale by the Convertible Note holders is not inconsistent with that interpretation.

In Telephone Interpretation 3S(b), the staff states that it will not object if (i) an issuer registers the resale of securities prior to their issuance if the issuer has completed a Section 4(2)-exempt sale of the securities (or, in the case of convertible securities, of the convertible security itself) to the investor, and (ii) the investor is at market risk at the time of the filing of the resale registration statement. This paragraph goes on to state that the staff’s PIPE transaction analysis “applies to the convertible security, not to the underlying stock.” The facts of the Convertible Notes offering fall squarely within this interpretation:

•	The sale of the Convertible Notes was completed prior to the filing of the Registration Statement.

United States Securities and Exchange Commission

Attention: David Ritenour

- 7 -	May 16, 2005

•	The sale of the Convertible Notes to the investors was exempt from the registration requirements of the Securities Act pursuant to Section 4(2) and Rule 506 of Regulation D.

•	Each investor represented that it was an “accredited investor” as defined in Rule 501(a) of Regulation D and made other customary representations as to its financial sophistication and its investment intent.

•	The Convertible Notes were not offered by any form of general solicitation or advertising.

•	The Convertible Notes were issued with customary transfer restrictions and bore customary related restrictive legends.

Securities acquired on conversion or exchange are also restricted securities. As noted above, any future transfer of the Company’s shares to the holders on exchange of the Convertible Notes will be made pursuant to exemptions from registration requirements under the Securities Act. The Convertible Note holders became at risk on March 11, 2005, well in advance of the filing of the Registration Statement, when they paid the total consideration for the Convertible Notes and related warrants to Microvision. The conversion/exchange rates were fixed, either at a predetermined fixed price if at the investors’ option, or at a market-based price if, at Microvision’s option, it elects to pay principal or interest in stock. Paragraph (a) of Telephone Interpretation No. 3S provides that a Form S-3 Registration Statement could be used to register the resale of securities issuable on conversion of outstanding convertible securities, even if the conversion rate is based on the trading price of the underlying shares at the time of conversion.

The Company acknowledges that Telephone Interpretation 3S does not deal with instances where the holder of the privately placed security has a choice in addition to the conversion into the issuer’s stock. We believe that this additional choice does not change the analysis of whether the offering of the Convertible Notes and underlying Company common stock fits within the staff’s guidance regarding PIPE transactions. The resale of stock of the issuer issuable on conversion of a note and the resale of stock of another issuer transferable on exchange of a note have both been permitted to be registered in PIPE transactions. In any case with a convertible or exchangeable security, the holder of the underlying security has ongoing rights in the future to decide between different capital options – continuing to hold debt, receiving cash or receiving equity. In any event, the investor has struck the economic deal at the time of the closing—the consideration has been paid, the investor is at risk and the investor’s choices are fixed—and the sale is complete. The fact that the investor can choose between two types of

United States Securities and Exchange Commission

Attention: David Ritenour

- 8 -	May 16, 2005

equity should not affect the ability to register the resale of the equity on conversion where the sale of the convertible notes is complete prior to the registration. Accordingly, the Company believes that registration of the resale of the shares of its common stock that may be received by the note holders on conversion of the notes is consistent with the guidance regarding PIPE transactions set forth in paragraph (b) of Telephone Interpretation No. 3S included in the Securities Act section of the March 1999 supplement to the Manual of Publicly Available Telephone Interpretations.

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United States Securities and Exchange Commission

Attention: David Ritenour

- 9 -	May 16, 2005

We would like to have the opportunity to discuss our responses with the staff at a mutually convenient time. I will call you within the next few days to address any questions that you may have with respect to our responses set forth above.

Very truly yours,

/s/ Christopher J. Austin
Christopher J. Austin

cc:	Thomas D. Mino

Peter Biere